[LIBERTY PROPERTY TRUST LETTERHEAD]

June 7, 2013

VIA EDGAR

Mr. Wilson K. Lee

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Liberty Property Trust & Liberty Property Limited Partnership

Form 10-K for the Year Ended December 31, 2012, filed on February 26, 2013

File Nos. 001-13130 and 001-13132, respectively

Dear Mr. Lee,

We received your May 23, 2013 letter and appreciate your comments with respect to our Annual Report on Form 10-K for the Year Ended December 31, 2012 (the “2012 Form 10-K”).  We understand that the purpose of your review of the 2012 Form 10-K is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.  Listed below are your comments (in italics) and our responses:

Form 10-K for the Fiscal Year Ended December 31, 2012

Development, page 7

1.              In future Exchange Act reports, for development costs related to completed developments, please revise to clarify whether leasing costs are included.

Company Response:

In future Exchange Act periodic reports the Company will disclose that the Total Investment with respect to completed development includes leasing costs.

Properties, page 16

2.              We note your disclosure on page 18 that leases representing 9.6% and 15.9% are expiring in 2013 and 2014, respectively.  In future Exchange Act periodic reports, here or elsewhere, as applicable, please discuss the relationship between market rents and expiring rents in the next period.  Also compare new rents on new leases and renewed leases to prior rents.

CONFIDENTIAL TREATMENT REQUESTED BY LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

Company Response:

The Company notes that on page 24 of the 2012 Form 10-K, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Overview,” the following disclosure appears.  “Furthermore, the Company believes that straight line rents on renewal and replacement leases for 2013 will on average be 2% to 7% lower than rents on expiring leases.”

In future Exchange Act periodic reports, we will continue to provide this disclosure and will also disclose a comparison of the change in rents on new and renewal leases.

3.              In future Exchange Act periodic reports, here or elsewhere, as applicable, please include a more detailed discussion of leasing results for prior period, including the amount of vacant space at the beginning of the year and at the end of the year and the amount of leases and renewal leases executed.  Also include tenant improvement costs and leasing commissions for both new leases and renewals on a per square foot basis.

Company Response:

In future Exchange Act periodic reports, the Company will provide a roll forward of the vacant space from the beginning of the year to the end of the year, including leasing results for new and replacement leases.  Additionally, vacant space added through acquisitions and completed development or reduced through dispositions will be disclosed.  Lease transaction costs per square foot will also be disclosed.

Financial Statements

Note 2 — Summary Of Significant Accounting Policies

Deferred Financing and Leasing Costs, page 55

4.              Please expand your note disclosure to discuss your basis for classifying deferred leasing costs as an investing activity on your statement of cash flows.  Reference is made to previous correspondence from you dated April 20, 2012 and April 26, 2012.

Company Response:

The Company notes that on page 79 of the 2012 Form 10-K, in  Footnote 21 to the Company’s Consolidated Financial Statements, “Supplemental Disclosure to Statement of Cash Flows,” the following disclosure appears.  “Amounts paid in cash for deferred leasing costs incurred in connection with signed leases with tenants are paid in conjunction with improving (acquiring) property, plant and equipment.  Such costs are not contained within net real estate.  However, they are integral to the completion of a tenant lease and ultimately are related to the improvement and thus the value of the Company’s property, plant and equipment.  They are therefore included in investing activities in the Company’s consolidated statements of cash flows.”

CONFIDENTIAL TREATMENT REQUESTED BY LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

Note 8 — Investments in Unconsolidated Joint Ventures, page 62

5.              We note that the Kings Hill Unit Trust joint venture is in technical, non-monetary default of its mortgage loan and discussions with the lender regarding remedies are ongoing.  Please tell us and revise future periodic filings to discuss the circumstances that led to this default, the current status of discussions regarding possible remedy, and the ramifications if remedies do not come to fruition.

Company Response:

CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY FOR THE RESPONSE TO COMMENT #5.

6.              Further to our above comment, we also note from supplemental information you have provided that the occupancy for Kings Hill Unit Trust was approximately 65 percent as of December 31, 2012.  Given this fact and the presence of the non-monetary default, please clarify whether any of the impairment charges taken related to your United Kingdom reportable segment are attributed to Kings Hill Unit Trust.  To the extent no impairment has been taken, please tell us the factors and circumstances you relied upon in arriving at this conclusion.  Your response should also address any impacts the default and current state of operations at Kings Hill Unit Trust had on your determination of the collectability of any receivables from them.

Company Response:

The impairment charge taken related to our United Kingdom reportable segment was not attributed to Kings Hill Unit Trust. The Company identified the LTV covenant breach on the Kings Hill Unit Trust mortgage loan as an impairment indicator.  The Company performed an impairment test whereby management estimated the fair value of its ownership interest in the joint venture considering the estimated fair value of the real estate assets owned by the joint venture and the related indebtedness as well as the working capital assets and liabilities of the joint venture and the terms of the related joint venture agreement.  The Company’s estimates of fair value of the real estate assets were based on a discounted cash flow analysis incorporating a number of assumptions that are subject to economic and market uncertainties including among others, demand for space, competition for tenants, current market rates, changes in market rental rates, operating costs, capitalization rates, holding periods and discount rates.  For these assumptions, the Company considered its experience and historical performance in the various markets and data provided by market research organizations.  While the occupancy of Kings Hill Unit Trust was 65% at December 31, 2012, its projected occupancy for the period of the cash flow analysis reflects expected occupancy which more clearly approximates historical occupancy rates.  The result of the impairment test indicated that the fair value of the Company’s investment in Kings Hill Unit Trust exceeded its carrying value.

CONFIDENTIAL TREATMENT REQUESTED BY LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP

Schedule III — Real Estate and Accumulated Depreciation, pages 80-104

7.              Please revise future periodic filings to disclose your aggregate cost for Federal income tax purposes in a note to the gross amount column.  Reference is made to Rule 12-28 of Regulation S-X.

Company Response:

The Company notes that on page 56 of the 2012 Form 10-K, in Footnote 2 to the Company’s Consolidated Financial Statements, “Summary of Significant Accounting Policies — Income Taxes,” the following disclosure appears.  “The Federal tax cost basis of the real estate was $6.1 billion and $5.8 billion at December 31, 2012 and 2011, respectively.”

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-648-1777.

Very truly yours,

/s/ George J. Alburger, Jr.

George J. Alburger, Jr.
Executive Vice President & Chief Financial Officer

GJA/amb

cc:	Howard Efron, U.S. Securities and Exchange Commission
Folake Ayoola,U.S. Securities and Exchange Commission
Tom Kluck, U.S. Securities and Exchange Commission
Kevin Purfield, Ernst & Young LLP
Justin Chairman, Morgan, Lewis & Bockius LLP
James J. Bowes, General Counsel
Mary Beth Morrissey, Senior Vice President, Finance & Accounting

CONFIDENTIAL TREATMENT REQUESTED BY LIBERTY PROPERTY TRUST AND LIBERTY PROPERTY LIMITED PARTNERSHIP